Hope things are good with you!

I'm writing to let you know that this week I am accepting reservations for a Community Round for Turant Inc. What this means is we're gauging the interest of our customers and biggest supporters in becoming investors in the company.

I have been bootstrapping Turant for over 2 years and in the exciting phase of unbridled growth now.

I am raising a Community Round on Wefunder to allow friends and family like you to participate in this journey with us, and benefit from our success. The great thing about Wefunder is that it allows anyone – whether or not they're an accredited investor – to become an angel investor in our company.

I would be honored to have your support.

You can read more about Turant, the terms of the offering, and reserve a spot to be an investor here: www.wefunder.com/turant.inc

I would love your support to kick the raise off with a bang -- Wefunder's data shows that a strong start from family and friends is incredibly important for a successful round. The amount you promised to invest can be as low as $100.

Hope to see you soon -- you're the best!

Anurag Goel
Founder & CEO, Turant Inc.

**Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.*
***Some necessary "testing the waters" disclosures:*
1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.